Filed by 7GC & Co. Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

7GC & Co. Holdings Inc.

Commission File No.: 001-39826

Date: December 15, 2022

CONFIDENTIAL – DO NOT FORWARD – INTERNAL ONLY

Banzai / VII

Stakeholder Communications

CONFIDENTIAL – DO NOT FORWARD – INTERNAL ONLY

Memo to Investors Regarding Announcement of Proposed Business Combination

When: December 14, 2022

From: Joe Davy

To: Banzai Investors and Shareholders

Subject: Important Message to Banzai Investors and Shareholders

Dear Banzai Investors & Shareholders,

Since Banzai was founded in 2016, we have built a leading end-to-end video engagement solution that provides a fast, intuitive, and powerful platform of marketing tools. Our full-stack technology creates winning live video experiences that marketers leverage to drive engagement and ROI.

Last week we announced the next step in positioning our company for growth through a business combination with 7GC & Co. Holdings Inc. (NASDAQ: VII), or “VII.” This transaction is expected to close in the first half of 2023, following which Banzai will become a publicly traded company and is expected to trade on the Nasdaq Capital Market.

We have also entered into a definitive merger agreement to acquire Hyros, Inc. (“Hyros”) immediately prior to the closing of the VII business combination as part of this transaction. Hyros is a leading provider of ROI attribution solutions that help marketers make better business decisions. With the expected addition of Hyros’ solutions, Banzai customers will better understand their most effective channels for driving registrations and which experiences are their most profitable.

This news doesn’t change any of our day-to-day work or focus. We will continue to work to build Banzai with a goal of creating long-term value for our shareholders, customers, and employees.

The transaction primarily provides us with a pathway to growth capital, accelerating our ability to take our business to new markets, build new products and execute strategic M&A.

For more information, please see our investor presentation which can be found here: https://www.banzai.io/investor-center/.

We are very grateful for your support and contribution to our collective success. We hope to continue to earn your loyalty as shareholders for many years to come as we enter this next phase of our evolution.

Best,

Joe

Press Inquiries

Should you receive any inquiries from the media or otherwise, please immediately forward details of the inquiry before responding to Robert Collins at Gateway Group, Inc. who will handle media requests appropriately during this sensitive time. His email address is robert@gatewayir.com.

Additional Information and Where to Find It

The proposed business combination will be submitted to stockholders of VII for their consideration and approval at a special meeting of stockholders. VII and Banzai will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by VII, which will include preliminary and definitive proxy statements to be distributed to VII’s stockholders in connection with VII’s solicitation for proxies for the vote by VII’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to VII’s stockholders and certain of Banzai’s equity holders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, VII will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. VII’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VII’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about VII, Banzai and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by VII, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on VII’s “Investor Relations” website at https://www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

VII and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of VII’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding VII’s directors and executive officers in VII’s filings with the SEC, including VII’s Annual Report on Form 10-K filed with the SEC on April 1, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VII’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of VII’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

Caution Concerning Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Banzai (including as combined with Hyros) and Banzai’s operating companies following the proposed business combination; (3) changes in the market for Banzai’s and Hyros’ services and technology, and expansion plans and opportunities; (4) Banzai’s unit economics; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; (7) the projected technological developments of Banzai and Hyros; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in additional capital resources, and research and development and the effect of these investments; (11) the amount of redemption requests made by VII’s public stockholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of VII’s, Hyros’ and Banzai’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Banzai and Hyros. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Banzai (including as combined with Hyros); Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of key customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai and Hyros as a result of the announcement and consummation of the proposed business combination; risks that Banzai is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by VII's stockholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in VII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, VII's Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that VII has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither VII, Hyros, nor Banzai presently know or that VII, Hyros, and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VII’s, Hyros’, and Banzai’s expectations, plans or forecasts of future events and views as of the date of this communication. VII, Hyros, and Banzai anticipate that subsequent events and developments will cause VII’s, Hyros’, and Banzai’s assessments to change. However, while VII, Hyros, and Banzai may elect to update these forward-looking statements at some point in the future, VII, Hyros, and Banzai specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing VII’s, Hyros’, and Banzai’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.